Luísa Pestana
Director, Corporate Communications, Investor Relations and Social Responsibility
Vodafone Telecel – Comunicações Pessoais, S.A.
Parque das Nações
Avenida D. João II – Lote 1.04.01, 8º Piso – Ala Sul
1990–093 Lisboa PORTUGAL

Phone: 351.21.091.5251
Fax: 351.21.091.5480
email: ir@corp.vodafone.pt

03 MAR 10 AM 7:21

28 February 2003

SEC FILE NUMBER 82–4528

DELIVERED VIA: DHL

03007219

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: Vodafone Telecel – Comunicações Pessoais, S.A., File Number 82–4528; Subsequent Submission Pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934 claimed by Vodafone Telecel – Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Euronext Lisbon, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

Press Releases:

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

1. "Location service available on Vodafone Telecel WAP portal"
2. "Vodafone Telecel acquires MailTec's stake in Nexenter"
3. "Vodafone Telecel signs agreement with the Institute of Telecommunications"
4. "Vodafone Telecel launches ADSL Internet access"
5. "Vodafone Telecel to supply MMS interconnection with other networks and MMS sending to phones that do not support the service"
6. "Vodafone Group generates exceptional brand awareness through Scuderia Ferrari Sponsorship"
7. "Vodafone Telecel's Board will issue its Report on Vodafone Group's offer until 19 February"
8. "Vodafone Telecel makes Live TV and MMS with video available on mobile phones for the first time in Portugal"
9. "Vodafone Group wins highly prestigious awards in Cannes"
10. "Vodafone Telecel in Angola"

dlo 3/11

Earnings Releases:
1. "Vodafone Telecel announces Results for the nine months ended 31 December 2002"

Presentations:

Results:

1. "Vodafone Telecel – Third Quarter 2002 Results" (Portuguese version)

Other presentations available at the Company's website (Portuguese versions):

1. "Portugal and Innovation – The Economist Conference" presented by Vodafone Telecel's CEO, Mr. António Carrapatoso
2. "Portugal: The Economic Challenges and National Strategic Decision Centres" presented by Vodafone Telecel's Chief Executive Officer, Mr. António Carrapatoso
3. *"Video MMS on Vodafone live! – live TV and video clips"* presented by Vodafone Telecel's Vice President of Marketing, Sales and Operations, Mr. António Coimbra to the Portuguese media

Others:
1. Information on Qualified Shareholding – Government of Singapore Investment Corporation Pte Ltd (Portuguese version)
2. Information on Qualified Shareholding – Government of Singapore Investment Corporation Pte Ltd (Portuguese version)
3. Information on Qualified Shareholding – Capital Group Companies (Portuguese version)
4. Information on Qualified Shareholding – Government of Singapore Investment Corporation Pte Ltd (Portuguese version)
5. Information on Qualified Shareholding – Government of Singapore Investment Corporation Pte Ltd (Portuguese version)
6. Information on Qualified Shareholding – Government of Singapore Investment Corporation Pte Ltd Addendum (Portuguese version)
7. Information on Qualified Shareholding – Vodafone Europe B.V. (Portuguese version)
8. Information on Qualified Shareholding – Capital Group Companies (Portuguese version)
9. Information on Qualified Shareholding – Government of Singapore Investment Corporation Pte Ltd (Portuguese version)
10. Information on Qualified Shareholding – Vodafone Holdings Portugal B.V. (Portuguese version)
11. Information on Qualified Shareholding – Capital Group Companies (Portuguese version)
12. Information on alteration of Vodafone Telecel Registered Office address (Portuguese version)
13. Information on Qualified Shareholding – Crédit Industriel D'Alsace Lorraine (Portuguese version)
14. Information on Qualified Shareholding – Crédit Industriel D'Alsace Lorraine (Portuguese version)
15. Management Board Report on Tender Offer (English version)

Sincerely,

Luísa Pestana

Luísa Pestana
Director, Corporate Communications, Investor Relations and Social Responsibility
Vodafone Telecel – Comunicações Pessoais, S.A.

enclosures

Press Release

vodafone

Location service available on Vodafone WAP portal

Lisbon, 9 January 2003 – The "Near Me" service, until now only accessible via Vodafone live!, will be now available as from today on the Vodafone WAP portal.

The service is designed to enable users to locate places of interest in their immediate vicinity, such as restaurants, bars, cinemas, pharmacies and discos.

Using this service, a customer can locate the all–night pharmacies closest to where he is, find the nearest restaurant specialising in a particular kind of cooking, or locate cinemas in the vicinity.

The cost of the service is € 0.15 per location request.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrita na C R C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone Telecel acquires MailTec's stake in Nexenter

Lisbon, 14 January 2003 – Vodafone Telecel has signed an agreement to acquire MailTec's participation in Nexenter. Nexenter, Portugal's first Datacenter Infrastructure Provider, was established by Vodafone Telecel in February 2001.

The stake, amounting to 20% of Nexenter's share capital, represented by approximately five hundred thousand ordinary registered shares with a nominal value of one euro per share, is being bought from MailTec for around five hundred thousand euros.

Vodafone Telecel, which is buying the shares with all rights and free of any entailment or charges, will thus become the sole shareholder of Nexenter, holding 100% of its share capital represented by two million five hundred thousand shares of one euro each.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Corporate Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone Telecel signs agreement with the Institute of Telecommunications

Lisbon, 16 January 2003 – Vodafone Telecel and the Institute of Telecommunications (IT) have today signed an agreement that will contribute towards better public information on issues concerned with electromagnetic radiation.

The initiative, the first of its kind in Portugal, is known as ITEM (Technical Information on exposure to Electromagnetic radiation in Mobile communications) and is designed to respond to the need to provide better information to the general public about the use of the electromagnetic spectrum and control of radiation levels.

The Institute of Telecommunications, whose aim is concerned with the generation and dissemination of information about telecommunications, will carry out the following activities under the ITEM project over the next three years on an independent basis: taking measurements in around four hundred locations alongside antennas installed by Vodafone in Portugal; establishing a network of remote measuring stations in a medium–sized city; maintaining a website publishing all the information compiled under the project, reports of measurements taken and providing continuous access to the results from the remote measurement network; and carrying out studies on the use of electromagnetic radiation emissions and control methods.

Vodafone Telecel and the IT, with the added credibility and independence that it brings to the project, aim to provide the public with the opportunity to obtain high–quality, independent and impartial scientific information on the issue of electromagnetic radiation.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Corporate Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500 000
Inscrito na C.R.C de Lisboa sob o nº 2424

Press Release

Vodafone launches ADSL Internet access

Lisbon, 20 January 2003 – Vodafone Negócios has just launched an ADSL Internet service enabling businesses to benefit from a high–speed Internet connection at low cost.

The ADSL (*Asymmetric Digital Subscriber Line*) technology is a novel broadband technology that allows asymmetric data to be transmitted over ordinary telephone lines.

Specially aimed at businesses that are seeking high performance and availability from their Internet connection, the Vodafone Negócios ADSL service offers download/upload speeds of between 512Kbps/128Kbps and 1024Kbps/256Kbps.

This solution forms part of a range of access services specially developed by Vodafone to provide a full and comprehensive response to the varying needs of businesses, particularly in the areas of Internet access and private data networks solutions.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrita na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

MMS to any network and to any phone

Vodafone Telecel to supply interconnection with other networks and sending to phones that do not support MMS

Lisbon, 27 January 2003 – As from today, Vodafone Telecel is giving its customers the facility to send picture messages (MMS) to any phone and to any Portuguese network.

Vodafone Telecel has signed an interconnection agreement with TMN and Optimus allowing Vodafone Telecel customers to exchange multimedia messages with these operators' networks.

With the establishment of this national MMS interconnection agreement, Portugal becomes one of the first countries in Europe to permit the exchange of picture messages (MMS) containing pictures, text and audio between all the country's mobile networks.

Vodafone Telecel was the first operator to launch MMS in Portugal, on 8 May 2002, and already enables customers to send picture messages while roaming and to phones that do not support the service. In the latter case, when a Vodafone Telecel customer receives a multimedia message on a non–MMS–compatible phone, he is sent an SMS alert containing a personal code, which allows him to read the message on Vodafone Telecel's website at www.vodafone.pt.

With the establishment of national interconnection, all Vodafone Telecel customers will be able to send picture messages to any phone, irrespective of the network and the type of phone called.

Each multimedia message sent to the other national networks is charged at the same rate applicable to MMS sent within Vodafone Telecel network.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Press Release

vodafone

Vodafone generates exceptional brand awareness through Scuderia Ferrari Sponsorship

Lisbon, 7 February 2003 – Vodafone Group Plc announces the findings of research on its first year's sponsorship of Scuderia Ferrari. A wide–ranging sponsorship audit has revealed that Vodafone has successfully integrated its involvement with Formula One and Ferrari by executing a detailed brand–building strategy throughout the inaugural year of the deal. The sponsorship has outperformed all of the annual targets set internally by Vodafone.

Vodafone has now introduced its brand into almost all its prime markets. Global brand awareness is crucially important for the Group and was one of the key reasons Vodafone chose to enter into the Formula One arena with Ferrari. Following the first year of the deal, the sponsorship is estimated to have generated in excess of six billion impressions globally for the Vodafone brand on television. In addition to this, millions of impacts in the press were generated and on–line traffic was high through the official Ferrari website and Vodafone's own dedicated website. Significant trackside advertising has also been used at selected Grands Prix to drive global brand awareness, as well as complementing Vodafone's association with Formula One.

Fourteen Vodafone Operating Companies around the world now offer new and exclusive Vodafone and Ferrari mobile applications. Ferrari news, colour image galleries, colour logos and ringtones to personalise handsets are all available through Vodafone live! and other mobile services. In addition, Vodafone and Ferrari have created a specially developed java mobile game; featuring 3D animation, full colour, sound and vibration effects for crashes! Users can race on replicas of 4 Formula One circuits including Monte Carlo and Hockenheim.

Vodafone has fully utilised the partnership with Ferrari through a global campaign across all of the Vodafone markets using exclusive footage of the cars, drivers and team in action. Over 25 different adaptations of the TV commercials, filmed in early 2002, have been used throughout the world and over 400 print advertising executions have leveraged this global programme.

This campaign was used to link the sponsorship to many of Vodafone's existing products across the world, featuring promotions offered to customers. In addition to this, experiential marketing activities have been put in place, centered around the Vodafone Race Track Simulator, which visited eleven countries in Europe, enabling 23,000 people to enjoy a compelling brand experience. Race Track delivered a further 2 million brand impressions for audiences during its tour.

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500 000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

Thomas Geitner, Chief Executive Vodafone Global Products and Services Limited commented: "Through our Formula One sponsorship of Scuderia Ferrari, Vodafone has enjoyed tremendous benefits. In part the success is as a result of the way Vodafone has integrated the Ferrari sponsorship into the business, including local sales incentives and global advertising campaigns. By comprehensively exploiting this property, Vodafone has managed to maximise the benefits of brand awareness and brand preference. This sponsorship also provides an excellent platform to build a rapport with our customers and helps fulfil our philosophy of connecting people with their passions."

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Press Release

vodafone

Vodafone Telecel's Board will issue its Report on Vodafone Group's offer until 19 February

Lisbon, 14 February 2003 – Having noted the news article published in yesterday's Financial Times' edition according to which the Board of Vodafone Telecel – Comunicações Pessoais, S.A. ("Vodafone Telecel") would recommend acceptance of the tender offer preliminarily announced on 5 February (the "Offer") by Vodafone Group plc, Vodafone Telecel wishes to inform the general public that its Board has not yet decided its position on the Offer.

The Board is currently drafting the report stipulated in Article 181 of the Securities Code, under the terms of which the Board is required, within 8 days following receipt of the draft of the Offer announcement, to publish a report on the opportunity and conditions of the Offer.

This report will be disclosed until 19 February 2003 (inclusive).

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1849-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone live!
Live TV and MMS with video available on mobile phones for the first time in Portugal

Lisbon, 19 February 2003 – With the launch of its Video Services, Vodafone becomes the only operator in Portugal to enable its customers to watch television and videos on their mobile phones.

As from today, customers using Vodafone live! will be able to receive live TV news at certain times of the day, live traffic via video, movie trailers, stock market daily news, etc. They will also be able to record short videos and send them via MMS to other mobile phones or e–mail addresses.

Initially, these services will be available on Nokia 7650 handsets, both in Portugal and in all countries abroad covered by GPRS roaming agreements.

All Nokia 7650 handsets sold from today in Vodafone shops will offer quick and simple access to the Video Services via Vodafone live!. Customers with existing phones will be able to download and install the video software from the Vodafone live! portal or in Vodafone shops.

For its Video Services content, Vodafone Telecel partners include SIC, BigOnline, LNK filmes, Maxmen and TVI.

Until the end of March, access to the Vodafone live! mobile portal, including the Video Services, is free at weekends.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone wins highly prestigious awards in Cannes

Lisbon, 21 February 2003 – At the 2003 GSM Association Awards Ceremony in Cannes, Vodafone was awarded two of the mobile industry's most prestigious awards.

Vodafone live! won the award for Best Consumer Wireless Application or Service and Best Television or Broadcast Commercial. The Vodafone live! television commercial was produced as part of the Vodafone live! launch campaign and features David Beckham and Michael Schumacher. In addition, Vodafone's premium handset for Vodafone live!, the Sharp GX10, won the Best Wireless Handset Award.

The Best Consumer Wireless Application or Service award represents the mobile industry recognition of Vodafone live! revolutionary set of services, demonstrating the potential of mobile data services in anticipation to the third generation.

At the awards ceremony, on 18 February, Sir Christopher Gent, Chief Executive, Vodafone, said: "It is very gratifying for Vodafone live! to be recognised by the industry in this way. Vodafone live! was the largest global service launch Vodafone had ever undertaken. It's a huge credit to all our people at Vodafone who brought the service to market and continue to ensure our customers have access to the very best in mobile services. Vodafone live! illustrates Vodafone's commitment to creating market differentiation by delivering easy to use services. The success of Vodafone live! has already been demonstrated, with over 380,000 customers achieved across eight markets in its first two months."

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone Telecel in Angola

Lisbon, 25 February 2003 – From today, Vodafone Telecel customers can use their own mobile phones in Angola, through an agreement with Unitel network.

Vodafone Telecel's roaming service is now available on the networks of 257 operators in 115 countries or territories of the five continents.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

vodafone

VODAFONE TELECEL ANNOUNCES RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

Comparable net earnings up 24% from previous year

Lisbon, Portugal: 30 January 2003 – Vodafone Telecel Comunicações Pessoais, S.A. (Euronext Lisbon: TLE AM; Reuters: TELN.IN; ADR: VFELY) today reports unaudited comparable net income of EUR 81.4 million – EUR 0.38 per share – for the nine months ended 31 December 2002, up 24.3% from the same period in the prior year. Including the extraordinary gain of around EUR 19 million related to the sale of 80% of TelecelOnline (B2C portal) to the Vizzavi Europe Group in 2001, net income for the nine months to December 2002 decreased 3.7% from the previous year.

Vodafone Telecel's comparable EBITDA for the nine months ended 31 December 2002 was EUR 236.4 million, an increase of 12.7% from the same period in the prior year. Including the impact of around EUR 4 million related to the TelecelOnline sale, EBITDA for the nine months to December 2002 increased 10.6% from the previous year. EBITDA margin on service revenues was 31.9% in the nine months ended 31 December 2002, an improvement of 2.3 percentage points from the margin of 29.6% obtained in the same period of last year.

Vodafone Telecel achieved record total operating and service revenues of EUR 800.3 million and EUR 740.9 million in the nine months to December 2002, up 3.7% and 2.6%, respectively, from the same period in the prior year. Total operating revenues are comprised of service revenues, which are generated by communications services, and other revenues, which principally include the sale of handsets. Cellular service revenues include a record of EUR 475.7 million related with cellular services billed to customers and EUR 244.5 million of cellular services billed to operators, respectively, up 8.2% and down 8.6% from the same period in the previous year. The decrease in the cellular services to operators' revenues is related with the reduction of the fixed to mobile and mobile to mobile interconnection rates imposed by the regulator Anacom.

As of 31 December 2002, Vodafone Telecel's registered cellular customer base stood at 3,037,084, a net addition of 199,069 cellular customers in the nine months ended 31 December 2002. Pre-paid services continued to represent the majority of gross additions in the period and represented approximately 73% of Vodafone Telecel's registered cellular customer base at 31 December 2002, which compares with 74% one year ago.

Vodafone Telecel's registered cellular ARPU was EUR 27.24 for the nine months ended 31 December 2002, down 8.7% from the same period in the prior year. In the nine months to December 2002, ARPU related with cellular services to customers was EUR 17.99 and ARPU related with cellular services to operators was EUR 9.25, respectively, down 3.0% and 18.1% from the same period in the previous year. The reduction in cellular services to customers' ARPU results of alterations in the traffic profile, due to a higher number of calls within own network, which have a lower price, of customers' optimisation of the tariff plans and also of some tariff decreases. The reduction in cellular services to operators' ARPU results of the fixed to mobile and mobile to mobile interconnection rates cuts imposed by the regulator Anacom. Excluding the effect of the termination rates reductions, cellular ARPU in the nine months ended 31 December 2002 would have been EUR 28.79, representing a decrease of 3.5% from the same period in the previous year.

Corporate Communications, Investor Relations
and Social Responsibility
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

Network traffic (inbound + outbound minutes) increased 9.0% in the nine months ended 31 December 2002 from the same period in the prior year, with the cellular voice billed usage reaching 3,622 million minutes. Average monthly usage per registered customer was 137 cellular voice minutes in the nine months ended 31 December 2002, down 2.1% from the same period last year. Average monthly usage per active customer was 154 cellular voice minutes in the nine months ended 31 December 2002, up 0.7% from the same period of the previous year.

In the nine months ended 31 December 2002, mobile data revenues, which include SMS, Internet mobile access, data and fax, reached EUR 46.8 million, up 29.3% from the same period in 2001, and represented 6.5% of Vodafone Telecel's cellular service revenues. About 40% of the total cellular customer base regularly uses the short message service (SMS) and those customers generated an average of 66 SMS per month in the nine months ended 31 December 2002.

Vodafone Telecel's Chairman of the Management Board and CEO, Mr. António Carrapatoso, said: "Vodafone Telecel delivered a strong operational and financial performance in the nine months ended 31 December 2002. The Company has managed to achieve record revenue and EBITDA levels as well as improve its operational margins in relation to the previous year. In 2002, we maintained our market positioning and differentiation as the most innovative and customer–oriented operator in Portugal, developing useful and competitive services and providing the best offer in the market. Vodafone Telecel is strongly committed to the growth of non–voice revenues through the development of new data products and services, such as Vodafone live!, which was successfully launched in November 2002 giving our Company a leading edge in Portugal. We will continue to focus both on customer satisfaction and on margin improvements, aiming at delivering additional value to both our customers and shareholders."

For further information, please contact Ms. Luísa Pestana (tel: +351.21.091.5252, fax: +351.21.091.5480, e–mail: ir@corp.vodafone.pt), Vodafone Telecel Corporate Communications, Investor Relations and Social Responsibility.

"Safe Harbour" Statement

Except for the historical information presented, the matters discussed herein are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include: a change in economic conditions in Portugal which would adversely affect the level of demand for communications services; greater–than–anticipated competitive activity requiring reduced pricing and/or product offerings or resulting in higher acquisition or retention costs or higher customer churn; decline of average revenue per customer due to an increasing proportion of pre–pay customers and declining rates; greater–than–expected customer growth driving increased investment in network capacity; impact of changes in the regulatory environment; impact of new business opportunities requiring significant up–front investments; and impact on capital spending from the deployment of new technologies.

vodafone

SELECTED FINANCIAL AND OPERATIONAL METRICS – Nine Months

Year to Date Figures * (1 April to 31 December 2002)	Apr – Dec 2002 * EUR Mn	Apr – Dec 2001 *(1) EUR Mn	% Change
Total Operating Revenues	800.3	772.1	3.7%
Service Revenues	740.9	722.0	2.6%
Cellular Service Revenues Services to Customers	475.7	439.6	8.2%
Cellular Service Revenues Services to Operators	244.5	267.6	(8.6%)
Inbound National Cellular Services to Mobile Operators	105.2	123.8	(15.0%)
Inbound National Cellular Services to Fixed Operators	85.5	98.7	(13.4%)
Other Services to Operators (Roaming in, international, ...)	53.8	45.1	19.3%
Depreciation and amortisation	96.7	91.3	5.9%
Comparable EBITDA	236.4	209.7	12.7%
EBITDA	236.4	213.7 II	10.6%
EBITDA Margin on Service Revenues	31.9%	29.6%	2.3 pts
Comparable Pre–Tax Income	119.7	105.0	14.0%
Pre–Tax Income	119.7	132.0 II	(9.3%)
Tax Rate	32.0%	36.0%	(4.0 pts)
Comparable Net Income	81.4	65.5	24.3%
Net Income	81.4	84.5 II	(3.7%)
EPS (EUR)	0.38	0.39 II	(3.7%)
Cellular Net Additions	199,069	308,179	(35.4%)
EOP Registered Cellular Customers	3,037,084	2,786,979	9.0%
Monthly ARPU per Active Cellular Customer (EUR)	30.60	32.49	(5.8%)
Monthly ARPU per Registered Cellular Customer (EUR)	27.24	29.84	(8.7%)
Services to Customers Monthly ARPU p/ Reg. Cel. Cust. (EUR)	17.99	18.55	(3.0%)
Services to Operators Monthly ARPU p/ Reg. Cel. Cust. (EUR)	9.25	11.29	(18.1%)
Monthly CCPU per Registered Cellular Customer (EUR)	18.60	20.71	(10.2%)
Monthly Voice Cellular MOU per Registered Cellular Customer	137	140	(2.1%)
Monthly Voice Cellular MOU per Active Cellular Customer	154	153	0.7%
Mobile Data Revenues	46.8	36.2	29.3%

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed in 2001)

II Includes the positive impacts of TelecelOnline 80% sale to Vizzavi in Q3 2001 (4 EUR Mn on EBITDA, 27 EUR Mn on pre–tax income and 19 EUR Mn on net income)

Corporate Communications, Investor Relations
and Social Responsibility
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

vodafone

SELECTED FINANCIAL AND OPERATIONAL METRICS – Quarter

Third Quarter Figures * (1 October to 31 December 2002)	Oct – Dec 2002 *	Oct – Dec 2001 * (1)	% Change
	EUR Mn	EUR Mn	
Total Operating Revenues	271.1	259.1	4.6%
Service Revenues	246.3	243.8	1.0%
Cellular Service Revenues Services to Customers	162.9	149.7	8.8%
Cellular Service Revenues Services to Operators	76.0	87.9	(13.5%)
Inbound National Cellular Services to Mobile Operators	34.3	44.0	(22.0%)
Inbound National Cellular Services to Fixed Operators	28.1	31.5	(10.8%)
Other Services to Operators (Roaming in, international, ...)	13.6	12.4	9.7%
Depreciation and amortisation	32.0	29.9	7.0%
Comparable EBITDA	76.9	70.2	9.5%
EBITDA	76.9	74.2 ¤	3.6%
EBITDA Margin on Service Revenues	31.2%	30.4%	0.8 pts
Comparable Pre–Tax Income	38.4	37.8	1.6%
Pre–Tax Income	38.4	64.8 ¤	(40.7%)
Tax Rate	32.0%	31.3%	0.7 pts
Comparable Net Income	26.1	25.5	2.4%
Net Income	26.1	44.5 ¤	(41.3%)
EPS (EUR)	0.12	0.21 ¤	(41.3%)
Cellular Net Additions	60,321	117,868	(48.8%)
Monthly ARPU per Active Cellular Customer (EUR)	30.00	31.74	(5.5%)
Monthly ARPU per Registered Cellular Customer (EUR)	26.48	29.03	(8.8%)
Services to Customers Monthly ARPU p/ Reg. Cel. Cust. (EUR)	18.06	18.30	(1.3%)
Services to Operators Monthly ARPU p/ Reg. Cel. Cust. (EUR)	8.42	10.73	(21.5%)
Monthly CCPU per Registered Cellular Customer (EUR)	18.31	20.44	(10.4%)
Monthly Voice Cellular MOU per Registered Cellular Customer	136	141	(3.5%)
Monthly Voice Cellular MOU per Active Cellular Customer	154	154	0.0%
Mobile Data Revenues	16.9	12.2	38.5%

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed in 2001)

¤ Includes the positive impacts of TelecelOnline 80% sale to Vizzavi in Q3 2001 (4 EUR Mn on EBITDA, 27 EUR Mn on pre–tax income and 19 EUR Mn on net income)

Corporate Communications, Investor Relations
and Social Responsibility
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

vodafone

INCOME STATEMENT * (1 April to 31 December 2002)	Apr – Dec 2002 * EUR Mn	Apr – Dec 2001 * (1) EUR Mn
Operating revenues		
Communications services	740.9	722.0
Sales of equipment	59.4	50.1
Total operating revenues	**800.3**	**772.1**
Operating expenses		
Interconnection costs	196.1	217.0
Cost of equipment and accessories sold	67.4	71.3
Selling, general, administrative & other expenses	236.7	210.8
Wages and salaries	52.1	50.7
Depreciation and amortisation	96.7	91.3
Provisions	11.6	8.5
Total operating expenses	**660.6**	**649.6**
Operating income	**139.7**	**122.5** ¤
Other income (expense)		
Net profit in associated companies	1.2	(2.2)
Interest and other income	2.7	2.4
Interest and other expense	(15.8)	(15.9)
Other non–operating expense	(8.1)	24.7 ¤
Minority interests		0.5
Income before income tax	**119.7**	**132.0** ¤
Income tax provision	(38.3)	(47.5)
Net Income	**81.4**	**84.5** ¤

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed in 2001)

¤ Includes the positive impacts of TelecelOnline 80% sale to Vizzavi in Q3 2001 (4 EUR Mn on EBITDA, 27 EUR Mn on pre–tax income and 19 EUR Mn on net income)

vodafone

BALANCE SHEET *	31 Dec 2002 *	31 Dec 2001 * (1)
	EUR Mn	EUR Mn
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	5.1	8.6
Accounts receivable		
Trade receivables, Net	205.6	268.7
Taxes receivables	1.0	1.1
Other debtors	17.3	12.4
Total accounts receivable	223.9	282.2
Inventories	29.6	20.3
Prepaid expenses/Deferred costs	49.7	65.4
Total current assets	**308.3**	**376.5**
INVESTMENT ASSETS		
Financial investments	4.6	11.0
Fixed assets, Net	631.6	552.4
Intangible assets, Net	132.1	126.6
Total investment assets	**768.3**	**690.0**
TOTAL ASSETS	**1,076.6**	**1,066.5**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts and notes payable		
Bank loans and overdrafts	45.7	56.9
Trade creditors	119.9	172.3
Shareholders loans	187.0	202.5
Taxes payable	16.2	27.2
Other creditors	10.6	7.4
Other provisions	32.4	25.5
Total accounts and notes payable	411.8	491.8
Accrued expenses	90.5	88.1
Deferred income	34.7	33.7
Total current liabilities	**537.0**	**613.6**
MEDIUM AND LONG TERM LIABILITIES		
Corporate bonds		
Total medium and long term liabilities		
TOTAL LIABILITIES	**537.0**	**613.6**
MINORITY INTERESTS		0.0
SHAREHOLDERS' EQUITY		
Common stock – at par value	107.5	107.5
Own shares	(6.8)	(6.8)
Reserves	357.5	267.7
Retained earnings	81.4	84.5 II
TOTAL SHAREHOLDERS' EQUITY	**539.6**	**452.9**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,076.6**	**1,066.5**

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed as at 31 December 2001)

II Includes the positive impacts of TelecelOnline 80% sale to Vizzavi in Q3 2001 (4 EUR Mn on EBITDA, 27 EUR Mn on pre–tax income and 19 EUR Mn on net income)

Corporate Communications, Investor Relations
and Social Responsibility
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

Vodafone Telecel

Resultados do 3º Trimestre de 2002
(1 de Outubro a 31 de Dezembro)

António Carrapatoso

Lisboa, 30 de Janeiro de 2003

vodafone

How are you?

Nove Meses findos em 31 de Dezembro de 2002[1]

Receitas Operacionais	▲	3,7%	800,3 M. Eur.
Receitas de Serviços	▲	2,6%	740,9 M. Eur.
Cash Flow Operacional (EBITDA)	▲	10,6%	236,4 M. Eur.
Resultado Líquido comparável	▲	24,3% [2]	81,4 M. Eur.
Resultado Líquido	▼	3,7%	81,4 M. Eur.
Receitas dos Dados Móveis	▲	29,3%	46,8 M. Eur.

(1) Em relação aos nove meses findos em 31 de Dezembro de 2001

(2) Exclui o proveito extraordinário de 19 ME decorrente da venda de 80% da TelecelOnline ao Grupo Vizzavi Europe em 2001

Nove Meses findos em 31 de Dezembro de 2002[1]

ARPU Mensal dos Clientes Celulares Activos	▼	5,8%	30,60 Eur.
ARPU Mensal dos Clientes Celulares Registados	▼	8,7%	27,24 Eur.
Base de Clientes Celulares Registados (EOP)	▲	9,0%	3.037.084
Novos Clientes Celulares Registados	▼	35,4%	199.069
Total de Minutos Celulares de Voz	▲	9,0%	3.622 milhões de minutos
Média Mensal de Minutos Celulares de Voz por Cliente Celular Activo	▲	0,7%	154 min.
Média Mensal de SMS por utilizador regular (Clientes que enviaram pelo menos 1 SMS no mês ~ 40%)	▼	1,5%	66 SMS

[1] Em relação aos nove meses findos em 31 de Dezembro de 2001

vodafone How are you?

Vodafone
Acontecimentos recentes

- Demonstração de serviços UMTS em ambiente real
- Acordo para a aquisição de um conjunto de activos detidos pela OniWay
- Processamento de 42 milhões de mensagens no Natal e de 35 milhões de mensagens no Fim de Ano
- Patrocínio do novo filme de James Bond e conteúdos exclusivos Vodafone live! para os 20 filmes da série
- Disponibilização do serviço de localização no portal WAP Vodafone

Vodafone
Acontecimentos recentes

- Acordo com o Instituto de Telecomunicações para o esclarecimento sobre radiações electromagnéticas
- Lançamento de solução ADSL de acesso à Internet para segmento empresarial
- Grupo Vodafone tenciona adquirir as restantes acções da Vodafone Telecel a um preço de 8,50 euros por acção
- Disponibilização de envio de MMS para outras redes nacionais e para equipamentos que não suportam MMS

Vodafone
Novos Clientes Celulares

Distribuição Trimestral
[anos de calendário]



413.864
625.314
369.081
575.628
471.704
250.105
1997
1998
1999
2000
2001
Jan-Dez 2002

Vodafone
Base de Clientes Celulares Registados

[anos de calendário]



745.252
1.370.566
1.739.647
2.315.275
2.786.979
3.037.084
89% (1)
Clientes Activos
1997
1998
1999
2000
2001
Dez
2002

(1) Clientes que geraram um evento taxado nos últimos 3 meses

Vodafone
Receitas Operacionais e de Serviços


[milhões de euros]
Receitas de Serviços
Total das Receitas Operacionais
393,1
437,4
540,7
606,5
780,6
863,9
820,5
899,1
956,7
1.025,2
740,9
800,3
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Dez 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

Vodafone
Peso das Receitas de Dados Móveis nas Receitas de Serviços Celulares



1,1%
4,0%
5,3%
6,5%
1999 (2)
2000 (3)
2001 (3)
Abr-Dez 2002 (4)

(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

vodafone How are you?

Vodafone
Receita Média Mensal por Cliente Celular Registado (ARPU)

[euros]



Clientes Celulares Registados
60,82
42,57
32,88
31,63
29,37
27,24
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Dez 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

Vodafone
Estrutura da Receita Média Mensal por Cliente Celular Registado (ARPU)



ARPU de Serviços a Operadores
ARPU de Serviços a Clientes
[euros]
11,08
36%
19,32
64%
9,36
34%
18,00
66%
12,22
40%
18,31
60%
10,01
36%
17,98
64%
10,73
37%
18,30
63%
8,42
32%
18,06
68%
11,29
38%
18,55
62%
9,25
34%
17,99
66%
2001
2002 (4)
Abr-Jun
2001
2002 (4)
Jul-Set
2001
2002 (4)
Out-Dez
2001
2002 (4)
Abr-Dez

(4) Não auditado

vodafone How are you?

Vodafone
Média Mensal de Minutos Celulares de Voz por Cliente Celular Activo



160
142
140
144
153
154
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Dez 2002

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)

Vodafone
Cash Flow Operacional(*)
Margem sobre as Receitas de Serviços Ajustadas (**)

(*) Resultados antes de Impostos, Juros e Amortizações
(**) Receitas de Serviços deduzidas dos Custos de Interligação do Tráfego de Entrada

Distribuição Trimestral
[milhões de euros]



151,6
204,5
279,8
252,6
286,1
+10,6%
236,4
40%
40%
38%
31%
30%
32%
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Dez 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

Vodafone
Resultado Líquido

Distribuição Trimestral
[milhões de euros]



66,3
96,8
101,3
80,1
104,8 (5)
-3,7%
+24,3%
81,4
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Dez 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado
(5) Inclui o impacto positivo de 19 milhões de euros decorrente da venda de 80% da TelecelOnline ao Grupo Vizzavi Europe

Valorização da Cotação das Acções Vodafone Telecel e do Índice PSI 20


800%
700%
600%
500%
400%
300%
200%
100%
0%
09-Dez-96
31-Dez-97
31-Dez-98
31-Dez-99
31-Dez-00
31-Dez-01
31-Dez-02
29-Jan-03
vodafone
PSI 20

	OPV 9 Dez 96	29 Jan 03	Var. desde OPV
Cotação (Eur.)	3,97	8,59	116%
Capitalização Bolsista (M. Eur.)	853	1.847	
Índice PSI 20	5.012	5.609	12%

vodafone How are you?

Valorização das Empresas do PSI 20

Valorização desde a OPV da Vodafone Telecel (1)

Vodafone Telecel	**116%**
BES	113%
Portugal Telecom	59%
BPI	57%
Cimpor	57%
Portucel Industrial	27%
Semapa	19%
BCP	13%
PSI 20	**12%**
Jerónimo Martins	-47%
Sonae SGPS	-61%

A Vodafone Telecel é a empresa do PSI 20 que mais se valorizou

(1) Variação de 9 de Dezembro de 1996 até 29 de Janeiro de 2003

Vodafone Telecel
Resultados do 3º Trimestre de 2002
(1 de Outubro a 31 de Dezembro)

António Carrapatoso
Lisboa, 30 de Janeiro de 2003

vodafone — How are you?

Portugal e a Inovação

The Economist Conference

António Carrapatoso

Lisboa, 17 de Dezembro de 2002

Fuzeon is the front-runner in a new class of HIV medications known as fusion inhibitors. Fuzeon's mechanism of action is not comparable to any existing HIV drugs. Unlike existing anti-HIV drugs that work inside the cell, it is designed to block HIV from entering healthy human immune cells and is active against strains of HIV that have become resistant to currently available medications. Fuzeon offers a new hope to patients living with multi-drug resistant HIV or who are intolerant to current anti-HIV drug classes.

Fuzeon was studied in two large, international phase III studies. These studies confirmed the activity of Fuzeon against drug resistant forms of the virus and that treatment-experienced patients receiving Fuzeon plus an individualised regimen of standard anti-HIV drugs were twice as likely to achieve undetectable levels of HIV in the blood (less than 400 copies/mL) as patients who received an individualised drug regimen without Fuzeon.

Fuzeon is one of the most complex and challenging molecules ever chemically manufactured by the pharmaceutical industry at large scale, requiring 45kg of raw materials for 1kg of Fuzeon, and more than 100 production steps.

A total of 420 individual components are provided in each one month treatment pack of Fuzeon. These comprise vials of Fuzeon, vials of sterile water for injection, alcohol swabs, syringes with retractable needles for reconstitution and syringes with retractable needles for injection.

"Fuzeon is unlike any of the existing HIV drugs in terms of complexity, cost of production and mode of administration," said Dr. Dani Bolognesi, CEO of Trimeris, co-developer of Fuzeon. "For these reasons it is necessary to price Fuzeon differently from conventional HIV medications."

Notes to editors

Resistance to HIV drugs

It is estimated that in a single untreated person the virus can mutate to form around a billion new and potentially different versions of HIV every day. The incidence of drug resistant HIV among already treated patients is increasing at a disturbing rate. It was recently reported in one study that up to 78 percent of patients in North America are infected with a strain of the virus that has developed resistance to one or more anti-HIV drug.

Roche in HIV

Roche is at the forefront of efforts to combat HIV infection and AIDS, committed since 1986 to groundbreaking research and development of innovative new drugs and diagnostic technology. Saquinavir was the first Protease Inhibitor (PI) and was first introduced by Roche in 1995 in the US.

As a consequence of Roche's continuous research and development, the combination of boosted saquinavir with ritonavir (1000/100 mg twice daily) has shown encouraging results in the MaxCmin 1 trial with high efficacy and an excellent safety and tolerability profile. Saquinavir/r was approved in the EU in August 2002. Viracept (nelfinavir), another PI is supplied by Roche outside the US and Canada. In first-line HIV therapy, Viracept delivers consistent long-term efficacy and safety. When used first line, Viracept also allows the subsequent use of both NNRTIs and other PIs for most patients due to its unique resistance pattern. Fuzeon and T-1249 are being co-developed by Roche and Trimeris.

Roche is a committed partner of the Accelerating Access Initiative to increase access to HIV care in sub-Saharan Africa and the world's Least Developed Countries. For more information on Roche policy and pricing of HIV protease inhibitors for these regions and research in HIV, visit www.roche-hiv.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals and diagnostics. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.

Media Release

Roche

Basel, 25 February, 2003

Roche and Chugai to jointly develop and promote Chugai's promising new Rheumatoid Arthritis medicine

First licensing agreement between the two companies outside of Japan

Roche and Chugai announced today that they intend to co-develop and co-promote MRA, Chugai's innovative biologic medicine to treat Rheumatoid Arthritis (RA). MRA is the first drug to be in-licensed by Roche from Chugai, since the alliance between Roche and Chugai to create a leading pharmaceutical company in Japan was completed in October 2002. Under this alliance, Roche has the first refusal right to license-in all products (outside Japan and South Korea) for which Chugai seeks a partner.

Roche will co-develop MRA and promote it in all countries except Japan, South Korea and Taiwan. The parties will co-promote in the UK, France and Germany. Chugai reserves an opt-in right to co-promote in the USA, Italy and Spain. Under the terms of the agreement, Chugai and Roche will establish a joint development office in the UK to govern all activities with regard to the development of MRA.

Recent data show that MRA, having completed Phase II clinical development, is effective in treating Rheumatoid Arthritis and can improve lives of people suffering from this debilitating disease. MRA complements and strengthens Roche's efforts in the area of Rheumatoid Arthritis.

"We are committed to achieving speedy implementation of the MRA development plans in collaboration with Roche. Chugai wants to maximize the commercial value of MRA in the rapidly growing biologics markets and further develop Chugai's international businesses with MRA. This is only feasible under the alliance with Roche", said Osamu Nagayama, Chairman of Chugai.

"We are very excited to have signed the first product deal with the new member of the Roche group, Chugai. This alliance will benefit all parties involved; while Chugai brings in a very promising drug, Roche can offer its development experience and its marketing strength around the world" said Franz B. Humer, Chairman and CEO of Roche.

About MRA

MRA is a humanized anti-human IL-6 receptor monoclonal antibody and with its novel mechanism of action will provide a new and effective form of treatment for RA. Chugai has completed Phase II studies in Japan and Europe, and is preparing to enter Phase III clinical studies. Other indications, such as Castleman's disease, Juvenile Idiopathic arthritis, Crohn's diseases and multiple myeloma are also in clinical development.

MRA is being developed in collaboration with Osaka University.

About Rheumatoid Arthritis

Rheumatoid arthritis is an autoimmune disorder of unknown cause characterized by symmetric joint inflammation with erosive synovitis and, in some cases extraarticular involvement. Most of patients experience a chronic fluctuating course of disease with joint swelling and pain that, despite therapy, may result in progressive joint destruction and ultimately lead to loss of function of joints. Rheumatoid Arthritis affects almost 6 million people around the world.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 employees worldwide.

About Chugai

Chugai Pharmaceutical Co., Ltd. is one of Japan's leading research-based pharmaceutical companies with strengths in biotechnology products and in the therapeutic fields of oncology, renal diseases, cardiovascular diseases, bone/joint diseases and transplantation/infection/immunity. With pharmaceutical sales of 193 billion yen in 2001, Chugai has invested in research and development capabilities in the US and Europe, and has established sales and marketing operations in France, Germany and the UK. Chugai employs 5,867 employees world-wide.

Inovação

Principal factor responsável pelo desenvolvimento económico

Inovação ▶ Produtividade ▶ Desenvolvimento Económico

Inovação

Principais factores potenciadores

- Ambiente de sã concorrência com regras claras, transparentes e duradouras
- Qualificação e atitude dos Recursos Humanos
- Sistema de motivação e incentivos apropriado

Inovação

Conceito abrangente

- Investigação de base/fundamental
- Investigação aplicada – patentes
- Novos produtos e serviços
- Nova gestão de processos
- Novas formas de fazer e organizar as coisas

Inovação

Intervenientes no sistema

- Cidadão
- Empresas e Organizações
- Estado (políticas e organismos especializados)
- Sistema de ensino
- Sistema financeiro

Inovação
EUA versus Europa

- Peso do investimento em I&D no PIB: EUA 2,7% vs 2% na União Europeia (diversidade entre países: Suécia/Finlândia 3,5% vs Portugal inferior a 1%)
- Número de patentes por ano por milhão de habitantes: EUA 290 vs União Europeia 130 (Suécia/Finlândia 370, Espanha 40, Portugal <10)
- Peso do Estado (despesa pública) na Economia: EUA cerca de 30% vs Europa mais de 45%
- Investimento global em *venture capital* em 2001: 73% foi realizado nos EUA vs 20% na União Europeia
- Investimento em educação pública e privada nos EUA é mais de 7% do PIB vs menos de 5,5% na União Europeia

Inovação

EUA versus Europa (cont.)

- Crescimento anual 1993/2001: 3,4% nos EUA vs 2,5% na União Europeia
- *Welfare state* europeu, mais pesado e burocrático, menos jovens *entrepreneurs*

Inovação

A situação em Portugal - Muito deficiente

- PIB *per capita* ajustado pela paridade de poder de compra é cerca de 75% da média da União Europeia
- Peso das Exportações no PIB é cerca de 30% (a média da União Europeia é cerca de 38% sendo que nos países de menor dimensão ronda os 50%)
- *Deficit* comercial é cerca de 10% do PIB
- Investimento anual em I&D representa menos de 1% do PIB (2% na Europa), sendo apenas 1/3 da responsabilidade das Empresas (2/3 na Europa)

Inovação

A situação em Portugal - Muito deficiente (cont.)

- Não existe uma atitude, ambiente e estímulos para a prática de inovação em nenhum dos seguintes níveis:
  - Cidadão
  - Empresas e Organizações
  - Estado
- Não sabem tirar partido das infra-estruturas e serviços tecnológicos existentes
- De um modo geral existe uma resistência à mudança e uma aversão ao risco

Inovação

A situação em Portugal - Muito deficiente (cont.)

- As excepções resumem-se a pouco; entre outras:
  - Via Verde
  - ATMs
  - Serviço Móvel de Telecomunicações

Inovação

Causas da deficiência em Portugal

- Poucos mercados em sã concorrência, fraca cultura e prática de concorrência
- Fraca qualificação dos Recursos Humanos
  - Anos de escolaridade, qualidade de ensino, abandono escolar
  - Reduzida percentagem de alunos em cursos de natureza técnica
  - Escolas e universidades não estimulam cultura e prática de inovação
  - Programas e estilo de ensino
  - *Governance* das universidades
  - Fraca ligação às empresas; sistema de incentivos aos professores

Inovação

Causas da deficiência em Portugal (cont.)

- Fraca capacidade de gestão das Empresas e Organizações:

  - definição do negócio, visão estratégica, orientação para os clientes, motivação de Colaboradores, aproveitamento de tecnologias, etc.

- Grupos económicos com relações, participação e estruturas internas que geram ineficiências e não estimulam inovação
- Sistema financeiro (incl. capitais de risco) pouco preparado para entender e apoiar projectos inovadores

Inovação

Causas da deficiência em Portugal (cont.)

- Estado com peso excessivo, paternalista, burocrático, asfixia a Sociedade Civil
- Reforma/reorganização do Estado ainda por fazer
- Enquadramento legal e regulamentar, complexo, prescritivo, desresponsabilizador

Inovação

Portugal - O que fazer?

- Combater as causas
  - mudar o discurso político dos principais responsáveis e *opinion leaders* (temos que mudar; temos que inovar; temos que experimentar; temos que arriscar)
  - garantir sã concorrência nos mercados
  - alterar o sistema de ensino (*governance* das escolas, universidades, incentivos e financiamentos)

[redacted]

Inovação
Portugal - O que fazer?

- Combater as causas (cont.)
  - aproveitar adequadamente fundos estruturais privilegiando investimento em Capital Humano e infra-estruturas tecnológicas; coordenar actividade do Estado na inovação
  - aproveitar tecnologias de informação/Internet
  - outras fontes de conhecimento externas (investimento estrangeiro, residentes estrangeiros)
  - facilitar a criação e extinção de empresas (Lei de Falências)

Inovação

Portugal - O que fazer?

- Combater as causas (cont.)
  - redefinir o papel do Estado, reduzir a sua intervenção directa, reformá-lo e renová-lo
  - mostrar inovação e ousadia em iniciativas/políticas concretas; por exemplo na legislação laboral, evasão fiscal, arrendamento, reestruturação da administração pública
  - políticas e apoios concretos do Estado ao desenvolvimento tecnológico em indústrias relevantes, com *clusters* significativos e que demonstrem condições de sucesso

Inovação

Portugal - O que fazer?

- Em particular nas Empresas
  - Serem estimuladas por um mercado mais aberto, competitivo, em sã concorrência e pelo investimento estrangeiro
  - Profissionalização da gestão de topo (ultrapassar contradições das empresas familiares)
  - Gestão por objectivos e partilha de sucesso com os Colaboradores
  - Políticas de descentralização e delegação
  - Proactividade na ligação a universidades e centros tecnológicos

Inovação
Portugal - O que fazer?

- Em particular nas Empresas (cont.)
  - 'Associativismo tecnológico'
  - Recrutamento qualificado, formação e desenvolvimento dos Colaboradores
  - Orçamento para a inovação e investigação
  - Tecnologias devem fazer parte do *business thinking*

Um Portugal com mais Inovação

- O que significará para os Portugueses
  - Um Portugal mais desenvolvido; com mais riqueza (para redistribuir) e com mais sustentabilidade no seu desenvolvimento
  - Portugueses com mais competências e oportunidades
  - Uma Sociedade mais dinâmica, interessante e desafiante
- Portugal mantendo o orgulho na sua história tem que se libertar do peso excessivo desta e dos desvios do passado recente (últimos 100 anos)
- Portugal tem que se renovar e redescobrir renovando-se; temos que adoptar novas ideias e também abandonar as antigas

Portugal e a Inovação

The Economist Conference

António Carrapatoso
Lisboa, 17 de Dezembro de 2002

Portugal: Os Desafios Económicos e os Centros de Decisão Estratégicos Nacionais

António Carrapatoso

Centro Cultural de Belém, 12 de Fevereiro de 2003

O Principal Desafio Económico

- Aumentar a Produtividade Empresarial

  - aumentar o valor acrescentado por hora de trabalho

  - produzir localmente bens e serviços mais valorizados pelos Clientes que conquistem mais quota de mercado ao mesmo tempo que se mantém uma estrutura de custos competitiva

Condicionantes Actuais

- A Globalização e o abrandamento económico

  – realça a fragilidade das empresas e do enquadramento; só os mais competitivos sobrevivem

  – oportunidade para finalmente se procederem às mudanças

  – Portugal deve retirar vantagem por ser um pequeno país; mesmo com crise internacional pode aumentar a sua quota

Dois factores determinantes da produtividade

- a capacidade de gestão das empresas
- o enquadramento às empresas

A Capacidade de Gestão

- *governance;* propriedade vs gestão; recrutamento e incentivos
- visão estratégica e estratégia
- gestão participada por objectivos
- orientação para os Clientes; CRM

A Capacidade de Gestão (cont.)

- política de Recursos Humanos
- tecnologias de informação
- gestão de projectos e de processos
- inovação
- etc.

O Enquadramento

- Valores / Atitude

- Organização e Recursos

Enquadramento - Valores / Atitude

- abertura à mudança; aceitar o risco
  (não existe o "emprego para toda a vida")

- responsabilizar o cidadão

- auto responsabilização; deveres de cidadania

- cultura de sã concorrência

- mérito

Enquadramento – Organização e Recursos

- papel do Estado: actividades desempenhadas (Paternalismo/Intervencionismo)

- funcionamento da Administração Pública; relação com o cidadão e com as empresas

- despesa pública; sistema fiscal

Enquadramento – Organização e Recursos (cont.)

- nível e qualidade da concorrência nos mercados

- sistema educativo; qualificação dos Recursos Humanos

- sistema legislativo e judicial (complexidade, flexibilidade previsibilidade, celeridade, consistência)

O que as Empresas devem fazer

Aproveitar a oportunidade para:

- melhorar a capacidade e competências de gestão (*governance*, definição do negócio, visão estratégica, etc.)
- pressionar alterações no enquadramento em vez de pedir apoios e subsídios específicos
- aceitar a concorrência como uma regra de jogo e estímulo à competitividade
- não desenvolver proteccionismos, teias de interesse potencialmente geradoras de ineficiências

O que se espera do Estado / Governo

Aproveitar a oportunidade para realizar mudanças profundas e prioritárias:

- libertar actividades para a Sociedade Civil; ganhar competências de regulação e fiscalização
- reforma da Administração Pública
- reduzir a despesa pública, combater a evasão fiscal, garantir a competitividade fiscal
- proceder à reforma do sistema educativo (liberdade de escolha, *governance* das escolas, ligação às empresas, cursos técnicos, avaliação do mérito, *benchmarking*, financiamento)

O que se espera do Estado / Governo (cont.)

Aproveitar a oportunidade para realizar mudanças profundas e prioritárias:

- simplificar regulamentos, legislação, flexibilizar processos fundamentais (licenciamentos, falências, relação laboral, arrendamentos)
- garantir condições de qualidade de vida por forma a reter e atrair talentos
- apostar no aumento das exportações
- apostar no turismo

O que se espera do Estado / Governo (cont.)

Aproveitar a oportunidade para realizar mudanças profundas e prioritárias:

- comunicar uma visão estratégica e uma nova perspectiva para o País, fazer a respectiva pedagogia; explicar a razão de ser dos sacrifícios como forma de alcançar os objectivos de médio/longo prazo

Criação de centros de riqueza em Portugal

Um enquadramento saudável (incluindo um ambiente de sã concorrência) conduz a:

- aumento do investimento mais rentável em Portugal (de Portugueses e Estrangeiros)
- empresas bem geridas, competitivas, com base de negócio alargada em Portugal, e de alto valor acrescentado
- advento de uma nova geração de gestores e empresários

[redacted]

Centros de decisão empresarial Portugueses

- o que são?
- porque é que os estrangeiros oferecem preço superior? porque é que os Portugueses vendem?
- o custo do proteccionismo/favorecimento é maior do que o eventual custo de as empresas passarem para 'controlo estrangeiro'
- se está em causa o interesse nacional então o controlo deverá permanecer no Estado

Centros de decisão empresarial Portugueses (cont.)

- Portugueses também querem comprar empresas fora
- Portugueses têm vantagens únicas em Portugal
- o que é sustentável são as empresas com a Sede das suas actividades em Portugal em resultado da atractividade do enquadramento e das capacidades próprias de gestão

Manter os centros de decisão da nossa soberania

Nomeadamente no processo de integração europeia:

- a importância de afirmar e consolidar uma forte identidade nacional

- a importância de mantermos nas nossas mãos as condições para o sucesso futuro

Portugal: Os Desafios Económicos e os Centros de Decisão Estratégicos Nacionais

António Carrapatoso

Centro Cultural de Belém, 12 de Fevereiro de 2003

Vídeo na Vodafone live!

Vídeo MMS
TV em directo e Clips de vídeo

António Coimbra

19 de Fevereiro de 2003

Mercado Celular Português

- Taxa de penetração do serviço móvel, em termos de utilizadores, perto da saturação
  - cerca de 95% nominais
  - cerca de 85% reais

- As comunicações máquina a máquina não parecem ainda promissoras

- O crescimento do mercado terá que advir do crescimento da receita média por Cliente

Vodafone Telecel

Objectivos

- Reforço do posicionamento competitivo no mercado
- Consolidação da imagem de marca Vodafone
- Tirar o maior partido de fazer parte da maior comunidade móvel do mundo
- Manter o posicionamento de liderança e inovação nos dados móveis (CSD, HSCSD, GPRS / MMS)
- Aumento dos níveis de satisfação dos Clientes; enfoque no CRM
- Optimização da estrutura de custos

Vodafone Telecel

Desafios

Como continuar a ser uma empresa
em crescimento?

▼

Estratégia de desenvolvimento
dos serviços não voz

Vodafone live!

- A Vodafone está centrada em serviços e aplicações e não na tecnologia que os suporta. Estamos apostados em desenvolver serviços úteis, inovadores, de fácil utilização e valorizados pelos Clientes num ambiente de plataforma aberta
- A Vodafone apresenta já hoje os serviços de terceira geração num ambiente GSM via GPRS
- O serviço Vodafone live! proporciona um ambiente de utilização simples e intuitiva do telefone móvel permitindo aos Clientes uma fácil transição para equipamentos de terceira geração

Vodafone live! - Vídeo

- Novos serviços de Vídeo Vodafone:
  - Vídeo MMS
    - Gravar pequenos vídeos e enviar por MMS para outros telemóveis ou para endereços de *e-mail*
  - TV em directo e Vídeo no Portal Vodafone live!
    - Permite aceder através da Vodafone live! a televisão e ao trânsito em directo, notícias diárias da Bolsa, *trailers* de cinema e vídeos de programas de entretenimento e de informação

Vodafone live! - Vídeo

- Primeiros equipamentos com capacidades de vídeo

Nokia 7650



Disponível

Nokia 3650



Brevemente

- A curto prazo existirão outros equipamentos onde a Vodafone poderá disponibilizar estes serviços de vídeo

Vídeo MMS

- Funcionalidades:
  - Filmar e gravar pequenos vídeos com som
  - Enviar vídeos via MMS para telemóveis e *e-mail*
  - Ver vídeos com som

- Preço
  - Cada mensagem MMS enviada terá um custo de €0,59 independentemente do destino (*e-mail* ou telemóvel). Na fase de lançamento tem um custo promocional igual aos restantes MMS (€0,39)

- Serviço disponível também a partir do estrangeiro, em todos os países com acordos de *roaming* GPRS


NOKIA
Applications
Photos
Communic...
Tools
Games
Configura...
Other
Video MMS
Options
Exit

Vídeo MMS – Experiência do Utilizador


Nokia 7650 / 3650
Nokia 7650 / 3650


Nokia 7650 / 3650
E-mail

vodafone How are you?

Vídeo MMS

- Aplicação Vídeo MMS no Nokia 7650


NOKIA
Video MMS
123
Video(01)
23/08/2002 1:05 AM
Video
23/08/2002 1:04 AM
Options
Exit


NOKIA
Video MMS
Pause
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NOKIA
Video MMS
Play
Record
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NOKIA
Video MMS
00:04 / 00:37
vodafone
Pause
Stop

Vídeo MMS – Receber no *e-mail*


MMS com Vídeo (no 7650:Opcoes/Objectos) - Message (Plain Text)
File Edit View Insert Format Tools Actions Help
Reply Reply to All Forward
From: 351919410508@mms.vodafone.pt
Sent: ter 18-02-2003 17:30
To: Rodrigo Samwell Diniz
Cc:
Subject: MMS com Vídeo (no 7650:Opcoes/Objectos)
Esta mensagem contém um video no formato MPEG-4. Para ver ficheiros neste formato basta efectuar o download do software em http://www.vodafone.pt/main/mpeg4.
Video_04.3gp
(94KB)

TV e Vídeo - Portal Vodafone live!

- Serviço *enabler* para acesso a conteúdos de Vídeo no telefone
  - Visualização live! (televisão em directo, trânsito, etc.)
  - Visualização de vídeos de informação ou de entretenimento (*trailers* de cinema, notícias da Bolsa, etc.)
- Preço
  - Tráfego:
    - Fim de Semana e Feriados: Gratuito até 31 de Março
    - Dias Úteis: 1 cêntimo por KByte
  - Conteúdo gratuito nesta fase promocional
- Serviço disponível também a partir do estrangeiro, em todos os países com acordos de *roaming* GPRS

TV e Vídeo - Portal Vodafone live!

- Opção **"Vídeo"** no Portal Vodafone live!
  - Disponível para telefones com Vídeo, na *Homepage* e na opção Menu


vodafone live!
Video
Messages
Chat
Download
Games
More...
My Vodafone
Help & Search
Select
Back
Vídeo
Vídeo MMS
Live ! TV
Trânsito
Bolsa
Cinema
Programas TV
Menu
Vodafone live!
Cinema
As confissões de Schmidt
As Horas
Chicago
Inadaptado
Radical
Vídeo
Vodafone live!

TV e Vídeo - Portal Vodafone live!


Vídeo
Video MMS
Live ! TV
Trânsito
Bolsa
Cinema
Programas TV
Menu
Vodafone live!

- **Vídeo MMS:** Nesta área é possível realizar a instalação do Gravador do Vídeo MMS, para poder filmar e enviar vídeos
- **Live! TV - TV em directo**: Permite ver em directo, noticiários televisivos, em determinados períodos do dia, esteja onde estiver
- ***Trailers* de Cinema**: Esta categoria permite ver *trailers* das estreias e dos filmes em exibição
- **Trânsito**: Estado do trânsito em directo das principais zonas de Lisboa e do Porto
- **Bolsa:** Notícias diárias da Bolsa
- **Programas TV**: Vídeos de programas de entretenimento e informação (malucos do riso, anúncios de televisão, Revista 2002 SIC, etc.)

Vídeo – *Download* e Instalação de Aplicações

- *Download* e Instalação do *Software* de Vídeo?

a) Todos os equipamentos Nokia 7650 vendidos a partir desta data nas lojas Vodafone permitem, de modo simples e imediato, aceder aos serviços de vídeo.

– Relativamente aos equipamentos já existentes no mercado, é possível efectuar o *download* e instalação do *software* de vídeo:

  - No telefone, através da opção "Vídeo MMS" no Portal Vodafone live!
  - Numa Loja Vodafone
  - No *website* Vodafone em www.vodafone.pt
  - Através do Serviço de Apoio a Clientes da Vodafone

Com a disponibilização de conteúdos em Vídeo na Vodafone live!, a Vodafone dá um passo decisivo na concretização da 3ª geração das comunicações móveis em Portugal

Vídeo na Vodafone live!

Vídeo MMS
TV em directo e Clips de vídeo

António Coimbra

19 de Fevereiro de 2003

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14° andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1° B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o 'Government of Singapore Investment Corporation Pte Ltd' ('GIC') comunicou à Vodafone Telecel – Comunicações Pessoais, S.A., por documento recepcionado hoje, a redução da sua participação no capital da Empresa. De acordo com o referido documento, o GIC alienou 245.172 acções do capital social da Vodafone Telecel – Comunicações Pessoais, S.A. em 9 de Maio de 2002, reduzindo o número de acções detidas de 4.386.175 para 4.141.003 acções, o que corresponde a uma redução da sua participação de 2,040% para 1,930% dos direitos de voto e 1,926% do capital social da Empresa.

Lisboa, 10 de Maio de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14º andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o 'Government of Singapore Investment Corporation Pte Ltd' ('GIC') comunicou à Vodafone Telecel – Comunicações Pessoais, S.A., por documento recepcionado hoje, a aquisição de participação qualificada na Empresa. De acordo com o referido documento, o GIC comprou 145.129 acções do capital social da Vodafone Telecel – Comunicações Pessoais, S.A. em 13 de Junho de 2002, adquirindo uma participação qualificada de 2,0190% correspondente a 2,0234% dos direitos de voto e passando a deter um total de 4.340.903 acções do capital social da Empresa.

Lisboa, 17 de Junho de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14º andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o Capital Group Companies, Inc. comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. ('Vodafone Telecel'), por documento recepcionado hoje, a aquisição de participação qualificada na Sociedade.

De acordo com o referido documento, a participação qualificada acima mencionada é detida através das empresas Capital Guardian Trust Company, Capital International Limited, Capital International S.A. e Capital International, Inc., que integram o Capital Group International. O Capital Group International representa um dos dois grupos operacionais integrantes do Capital Group Companies, Inc..

A Capital Guardian Trust Company detinha, em representação dos seus clientes, em 19 de Junho de 2002, uma participação qualificada de 3,392% do capital social correspondente a 3,399% dos direitos de voto da Vodafone Telecel, detendo um total de 7.292.218 acções do capital social da Sociedade, tendo ultrapassado 2% dos direitos de voto relativos ao capital social da Vodafone Telecel em 23 de Agosto de 1999.

A Capital International Limited detinha, em representação dos seus clientes, em 19 de Junho de 2002, uma participação de 3,065% do capital social correspondente a 3,072% dos direitos de voto da Vodafone Telecel, detendo um total de 6.589.848 acções do capital social da Sociedade, tendo ultrapassado 2% dos direitos de voto relativos ao capital social da Vodafone Telecel em 30 de Julho de 2001.

Refira-se ainda que a Capital International S.A. detinha, em representação dos seus clientes, em 19 de Junho de 2002, uma participação de 1,667% do capital social correspondente a 1,671% dos direitos de voto da Vodafone Telecel, detendo um total de 3.583.822 acções do capital social da Sociedade e que a Capital International, Inc. detinha, em representação dos seus clientes, na mesma data, uma participação de 1,375% do capital social correspondente a 1,378% dos direitos de voto da Vodafone Telecel, detendo um total de 2.956.560 acções do capital social da Sociedade.

Através das empresas acima mencionadas, o Capital Group Companies, Inc. detinha assim, em representação dos seus clientes, em 19 de Junho de 2002, uma participação de 9,499% do capital social correspondente a 9,519% dos direitos de voto da Vodafone Telecel, detendo um total de 20.422.448 acções do capital social da Sociedade, tendo ultrapassado 5% dos direitos de voto relativos ao capital social da Vodafone Telecel em Junho de 1997.

Note–se que, das 20.422.448 acções acima mencionadas, representativas de 9,519% dos direitos de voto da Vodafone Telecel, o Capital Group Companies estava, em 19 de Junho de 2002, autorizado a exercer direitos de voto, em representação dos seus clientes, relativamente a 13.723.140 acções do capital social da Sociedade, a que correspondem 6,397% dos direitos de voto da Sociedade, como se segue:

	N.º de Acções	**% do Capital Social**	**% dos Direitos de**
Capital Guardian Trust	5.119.118	2,381%	2,386%
Capital International, Inc.	2.933.560	1,364%	1,367%
Capital International Limited	5.131.090	2,387%	2,392%
Capital International S.A.	539.372	0,251%	0,251%
Capital Group Companies	13.723.140	6,383%	6,397%

Lisboa, 26 de Junho de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14° andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17° do Código dos Valores Mobiliários e do artigo 1° B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o Government of Singapore Investment Corporation Pte Ltd (GIC) comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel), por documento recepcionado hoje, a aquisição de participação qualificada na Empresa. De acordo com o referido documento, em 19 de Julho de 2002 o GIC adquiriu 50.000 acções da Vodafone Telecel em representação do Government of Singapore. Em resultado, o GIC detém 5.506.609 acções do capital social da Vodafone Telecel, o que corresponde a uma participação global no capital social e nos direitos de voto da Sociedade de 2,56% e 2,57%, respectivamente, e onde se inclui uma participação de 2,02% no capital social da Vodafone Telecel detida pelo Government of Singapore.

Lisboa, 23 de Julho de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14° andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1, alínea a), do artigo 16º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio prestar a V. Exas. a informação seguinte recepcionada hoje em documento anexo do Government of Singapore Investment Corporation Pte Ltd (GIC):

"

Assunto: Deveres de divulgação segundo o artigo 16 do Código dos Valores Mobiliários

1. Informa–se que o GIC é o gestor de fundo das reservas estrangeiras da República de Singapura. Nos termos do disposto no artigo 16 do Código dos Valores Mobiliários, o GIC representa várias entidades governamentais, nomeadamente o Government of Singapore.

2. No seguimento da carta datada de 23 de Julho de 2002 relativamente ao assunto acima mencionado, em 1 de Agosto de 2002, o GIC vendeu 200.000 acções da Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) em representação do Government of Singapore. Em resultado, o GIC detém uma participação global de 2,45% e o Government of Singapore detém uma participação de 1,91% no capital social da Vodafone Telecel.

3. O Northern Trust Company é a entidade de custódia do GIC e as acções acima referidas estão registadas nas seguintes contas:

Entidade de custódia	Conta	Número de Acções
The Northern Trust Company (Sub–entidade de custódia: Banco Santander de Negócios Portugal)	GIMXB	170.800
	GIMXC	3.697.827
	GIMXH	518.491
	GIMXJ	480.132
	GIC / C.GDN	300.000
	GIC / ACADIAN ASSET	45.500
	GIC / CAPITAL INTL	76.000

"

Lisboa, 2 de Agosto de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14º andar, 1649-032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

ADITAMENTO

Nos termos do disposto no número 1, alínea a), do artigo 16º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, e na sequência da solicitação da CMVM, adita-se à informação publicada pela Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel), a 5 de Agosto de 2002, que, segundo documento recebido a 2 de Agosto de 2002 do Government of Singapore Investment Corporation Pte Ltd (GIC), o GIC detém 5.288.750 acções do capital social da Vodafone Telecel, o que corresponde a uma participação global nos direitos de voto da Sociedade de 2,47% e onde se inclui uma participação de 1,91% no capital social da Vodafone Telecel detida pelo Government of Singapore.

Lisboa, 5 de Agosto de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14° andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que a Vodafone Group Plc ["VG"] comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) o aumento da participação social do grupo Vodafone na Empresa para 116.392.165 acções representativas de 54,14% do capital social, a que correspondem 54,24% dos direitos de voto, nos seguintes termos:

1. Em 25 de Julho de 2002, a Vodafone International Holdings B.V. ["VIH"], subsidiária detida a 100% pela VG, atingiu uma participação de 2% dos direitos de voto correspondentes ao capital social da Empresa (através de diversas compras no mercado da Euronext Lisbon).

2. Em 9 de Agosto de 2002, a Vodafone Europe B.V. ["VE"], outra subsidiária detida a 100% pela VG, adquiriu à VIH a totalidade das 6.981.165 acções representativas de 3,25% do capital social da Empresa que a VIH era titular nessa data, a que correspondem 3,25% dos direitos de voto.

Dessa forma, a participação social do grupo Vodafone na Vodafone Telecel ascende a 116.392.165 acções representativas de 54,14% do capital social, a que correspondem 54,24% dos direitos de voto actualmente detidas através da sua subsidiária VE.

Lisboa, 22 de Agosto de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14° andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que a Capital Group Companies comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) a diminuição da participação social na Empresa para 10.696.790 acções representativas de 4,975% do capital social, a que correspondem 4,986% dos direitos de voto.

De acordo com o referido documento, a participação qualificada acima mencionada é detida através das empresas Capital Guardian Trust Company, Capital International, Inc., Capital International Limited e Capital International S.A..

A Capital Guardian Trust Company detinha, em representação dos seus clientes, em 22 de Agosto de 2002, uma participação de 1,339% do capital social, correspondente a 1,342% dos direitos de voto da Vodafone Telecel, detendo um total de 2.879.120 acções do capital social da Sociedade.

A Capital International, Inc. detinha, em representação dos seus clientes, em 22 de Agosto de 2002, uma participação de 1,327% do capital social, correspondente a 1,330% dos direitos de voto da Vodafone Telecel, detendo um total de 2.853.360 acções do capital social da Sociedade.

A Capital International Limited detinha, em representação dos seus clientes, em 22 de Agosto de 2002, uma participação de 1,790% do capital social, correspondente a 1,794% dos direitos de voto da Vodafone Telecel, detendo um total de 3.847.890 acções do capital social da Sociedade.

A Capital International S.A. detinha, em representação dos seus clientes, em 22 de Agosto de 2002, uma participação de 0,519% do capital social, correspondente a 0,520% dos direitos de voto da Vodafone Telecel, detendo um total de 1.116.420 acções do capital social da Sociedade.

Note-se que, das 10.696.790 acções acima mencionadas, a Capital Group Companies estava, em 22 de Agosto de 2002, autorizada a exercer direitos de voto, em representação dos seus clientes, relativamente a 8.070.100 acções representativas de 3,754% do capital social da Vodafone Telecel, a que correspondem 3,762% dos direitos de voto da Sociedade, como se segue:

	N.º de Acções	**% do Capital Social**	**% dos Direitos de Voto**
Capital Guardian Trust Company	2.055.818	0,956%	0,958%
Capital International, Inc.	2.830.360	1,316%	1,319%
Capital International Limited	3.071.830	1,429%	1,432%
Capital International S.A.	112.092	0,052%	0,052%
Capital Group Companies	8.070.100	3,754%	3,762%

Lisboa, 26 de Agosto de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14º andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o Government of Singapore Investment Corporation Pte Ltd (GIC) comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) que, a 17 de Setembro de 2002, vendeu 134.736 acções da Sociedade. Em resultado, o GIC detém 4.257.560 acções representativas de 1,98% do capital social, a que correspondem 1,98% dos direitos de voto da Vodafone Telecel tal como consta do quadro abaixo.

	N.º de Acções da Vodafone Telecel detidas pelo GIC	**% do Capital Social da Vodafone Telecel detida pelo GIC**	**% dos Direitos de Voto da Vodafone Telecel detida pelo GIC**
Antes da venda	4.392.296	2,04%	2,05%
Após a venda	4.257.560	1,98%	1,98%

Lisboa, 19 de Setembro de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial Torres de Lisboa,
Torre A, 14º andar, 1649–032 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

ANÚNCIO

PARTICIPAÇÃO QUALIFICADA

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 11/2000, conforme alterados, vem a Vodafone Telecel – Comunicações Pessoais, S.A. ("Vodafone Telecel") informar o mercado ter recebido das sociedades Vodafone Europe B.V. ("Vodafone Europe") e Vodafone Holdings Portugal B.V. ("Vodafone Holdings Portugal") uma comunicação relativa à alienação e à aquisição de uma participação qualificada nesta Sociedade, cujo teor se passa a transcrever:

"1. No dia 19 de Novembro de 2002 e no âmbito de uma limitada reestruturação do Grupo Vodafone, a Vodafone Europe vendeu à Vodafone Holdings Portugal um total de 131.953.205 acções representativas do capital social da Vodafone Telecel, Sociedade Aberta, correspondentes a 61,37% do capital social e 61,51% dos direitos de voto da Vodafone Telecel, deixando assim de ser titular de qualquer participação qualificada nesta última.

2. Em resultado da referida compra e venda de acções, a Vodafone Holdings Portugal adquiriu directamente, a partir daquela data, uma participação na Vodafone Telecel constituída por 131.953.205 acções representativas de 61,37% do seu capital social e 61,51% dos respectivos direitos de voto (a "Participação Qualificada") que se encontram registadas em diversas contas de valores mobiliários e de custódia.

3. Ao abrigo do Artigo 20, número 1 do Código dos Valores Mobiliários, após a referida transmissão a Participação Qualificada e os direitos de voto inerentes continuam a ser imputados à Vodafone Group Plc entidade que através de diversas subsidiárias que com ela se encontram em relação de domínio ou de grupo detém a totalidade do capital social e direitos de voto da Vodafone Holdings Portugal e a quem são imputados os direitos de voto inerentes às 131.953.205 acções no capital social da Vodafone Telecel por esta detidas, representativas de 61,37% do respectivo capital social e 61,51% dos respectivos direitos de voto."

Lisboa, 21 de Novembro de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Avenida D. João II – Lote 1.04.01, 8º Piso
Parque das Nações, 1990–093 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que a Capital Group Companies comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) a diminuição da participação social na Empresa para 5.946.744 acções representativas de 2,766% do capital social, a que correspondem 2,772% dos direitos de voto.

De acordo com o referido documento, a participação qualificada acima mencionada é detida através das empresas Capital Guardian Trust Company, Capital International, Inc., Capital International Limited e Capital International S.A..

A Capital Guardian Trust Company detinha, em representação dos seus clientes, em 28 de Janeiro de 2003, uma participação de 0,574% do capital social, correspondente a 0,575% dos direitos de voto da Vodafone Telecel, detendo um total de 1.233.574 acções do capital social da Sociedade.

A Capital International, Inc. detinha, em representação dos seus clientes, em 28 de Janeiro de 2003, uma participação de 0,646% do capital social, correspondente a 0,647% dos direitos de voto da Vodafone Telecel, detendo um total de 1.388.140 acções do capital social da Sociedade.

A Capital International Limited detinha, em representação dos seus clientes, em 28 de Janeiro de 2003, uma participação de 1,288% do capital social, correspondente a 1,291% dos direitos de voto da Vodafone Telecel, detendo um total de 2.769.180 acções do capital social da Sociedade.

A Capital International S.A. detinha, em representação dos seus clientes, em 28 de Janeiro de 2003, uma participação de 0,259% do capital social, correspondente a 0,259% dos direitos de voto da Vodafone Telecel, detendo um total de 555.850 acções do capital social da Sociedade.

Note–se que, das 5.946.744 acções acima mencionadas, a Capital Group Companies estava, em 28 de Janeiro de 2003, autorizada a exercer direitos de voto, em representação dos seus clientes, relativamente a 4.271.130 acções representativas de 1,987% do capital social da Vodafone Telecel, a que correspondem 1,991% dos direitos de voto da Sociedade, como se segue:

	N.º de Acções	% do Capital Social	% dos Direitos de Voto
Capital Guardian Trust Company	731.500	0,340%	0,341%
Capital International, Inc,	1.388.140	0,646%	0,647%
Capital International Limited	2.099.290	0,976%	0,979%
Capital International S,A,	52.200	0,024%	0,024%
Capital Group Companies	4.271.130	1,987%	1,991%

Lisboa, 30 de Janeiro de 2003

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede Social: Avenida D. João II – Lote 1.04.01, 8º Piso
Parque das Nações, 1990–093 Lisboa
Pessoa Colectiva n.º 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o n.º 2424

COMUNICADO AO MERCADO
Alteração da Sede Social

A Vodafone Telecel – Comunicações Pessoais, S.A. vem informar o mercado sobre a alteração da sua sede social para a Avenida D. João II – Lote 1.04.01, 8º Piso, Parque das Nações, 1990–093 Lisboa, cujo pedido de registo se encontra ainda em fase de apreciação na competente Conservatória do Registo Comercial de Lisboa.

Tendo em consideração tal alteração, todas as futuras comunicações dirigidas à Sociedade, nomeadamente pelos Senhores Accionistas/Investidores, deverão ser endereçadas para a morada acima indicada.

Mais se informa que a alteração da sede social que ora se comunica não importou a alteração do telefone e do telefax gerais da Sociedade.

Lisboa, 4 de Fevereiro de 2003

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Avenida D. João II – Lote 1.04.01, 8º Piso
Parque das Nações, 1990–093 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o Crédit Industriel D'Alsace Lorraine (CIAL) comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) o aumento da participação social na Empresa para 4.640.732 acções representativas de 2,1585% do capital social, a que correspondem 2,1632% dos direitos de voto, tal como se segue:

Nome da Empresa	Quantidade	Montante Detido	Data de transacção	Data Valor	Parâmetros para o cálculo do limite	% do Montante Detido	Ultrapassagem do limite
Vodafone Telecel – Comunicações Pessoais, S.A.	3.015.363	4.640.732	29/01/2003	03/02/2003	Total de acções representativas do Capital Social: 215.000.000	2.1585%	2% (ultrapassagem superior)

No comunicado o CIAL referiu que estas compras foram feitas exclusivamente por razões de arbitragem e que o Crédit Industriel D'Alsace Lorraine não tinha nem tem intenção de adquirir o controlo da Empresa. O CIAL referiu ainda que não agiu em concertação com nenhum outro accionista da Empresa.

O CIAL informou também que é totalmente detido e controlado pelo Crédit Industriel et Commercial (CIC).

Lisboa, 4 de Fevereiro de 2003

VODAFONE TELECEL – Comunicações Pessoais, S.A.

VODAFONE TELECEL – Comunicações Pessoais, S.A.
Sociedade Aberta
Sede: Avenida D. João II – Lote 1.04.01, 8º Piso
Parque das Nações, 1990–093 Lisboa
Pessoa Colectiva nº 502.544.180
Capital Social: 107.500.000 euros
Matriculáda na Conservatória do Registo
Comercial de Lisboa sob o nº 2424

Nos termos do disposto no número 1 do artigo 17º do Código dos Valores Mobiliários e do artigo 1º B do Regulamento da CMVM número 24/2000, vimos por este meio informar V. Exas. que o Crédit Industriel D'Alsace Lorraine (CIAL) comunicou à Vodafone Telecel – Comunicações Pessoais, S.A. (Vodafone Telecel) a alienação da totalidade da sua participação na Empresa, não detendo, à data de 17 de Fevereiro de 2003, qualquer acção representativa do capital social da Vodafone Telecel, tal como se segue no quadro abaixo:

Nome da Empresa	Quantidade	Montante Detido	Data de transacção	Data Valor	Parâmetros para o cálculo do limite	% do Montante Detido	Ultrapassagem do limite
Vodafone Telecel – Comunicações Pessoais, S.A. (Código Isin: PTTLEOAM0004)	5.789.742	0	12/02/2003	17/02/2003	Total de acções representativas do Capital Social: 215.000.000	0 %	2% (ultrapassagem inferior)

No comunicado o CIAL referiu que esta venda foi feita exclusivamente por razões de arbitragem e que o Crédit Industriel D'Alsace Lorraine não tinha nem tem intenção de adquirir o controlo da Empresa. O CIAL referiu ainda que não agiu em concertação com nenhum outro accionista da Empresa.

O CIAL informou também que é totalmente detido e controlado pelo Crédit Industriel et Commercial (CIC).

Lisboa, 18 de Fevereiro de 2003

VODAFONE TELECEL – Comunicações Pessoais, S.A.

FREE TRANSLATION FOR
INFORMATION PURPOSES ONLY[1]

VODAFONE TELECEL – COMUNICAÇÕES PESSOAIS, SA
MANAGEMENT BOARD REPORT

Public Company
Registered Offices: Avenida D. João II,
Lote 1.04.01, 8th floor,
Parque das Nações, 1990–093 Lisbon
Share Capital: 107,500,000 Euros
Registered with the Lisbon Commercial Registry
under no. 2,424
Legal Entity no. 502 544 180

Pursuant to the terms and for the purposes of paragraph 1 of article 181 of the Portuguese Securities Code (hereinafter "**Securities Code**"), the Management Board of Vodafone Telecel – Comunicações Pessoais, SA (hereinafter "**VODAFONE TELECEL**" or "**Company**"), after careful analysis of the draft launching announcement and of the draft prospectus (hereinafter jointly referred to as the "**Offer Documents**") relating to the take–over offer (hereinafter "**Offer**") of all the shares issued by **VODAFONE TELECEL** which are the object of acceptance of the **Offer**, with the exception of the 131,953,205 shares indirectly held by Vodafone Group Plc (hereinafter "**VODAFONE**" or "**Offeror**"), a company incorporated in England and with main offices at The Courtyard, 2–4 London Road, Newbury, Berkshire RG14 1JX, United Kingdom, through its subsidiary Vodafone Holdings Portugal BV, preliminary announced by the **Offeror** on February 5th, 2003, hereby submits its report on the opportunity and conditions of the **Offer**, as follows:

I
INTRODUCTION

1. The Management Board of **VODAFONE TELECEL** received the preliminary announcement of the **Offer** on February 5th, 2003 and the **Offer Documents** on February 11th, 2003.

2. For each share of the Company, **VODAFONE** is offering consideration in cash in the amount of Euros 8.50.

[1] In case of any discrepancy between this document and the Portuguese version of this Report, the Portuguese version shall always prevail.

3. **VODAFONE** further announces its intention to use the squeeze–out mechanism set forth in Articles 194 and 195 of the **Securities Code,** should the **Offer** lead to a direct or indirect holding as established by paragraph 1 of Article 20 of the **Securities Code** of more than 90% of the voting rights in the share capital of **VODAFONE TELECEL**, in which case the shares shall immediately be excluded from listing in all regulated markets – no application for listing being allowed within the following two years – and the **Company** shall cease to qualify as a public company.

4. Pursuant to the draft prospectus, the "Offer is in accordance with **VODAFONE**'s policy of increasing the size of its holdings in all existing businesses where an opportunity to add value to the holdings already held by **VODAFONE**'s shareholders arises".

5. According to the **Offeror**, "no material changes in the current business activity, human resources' structure or global strategy of **VODAFONE TELECEL** shall be made as a consequence of the **Offer**".

6. According to the draft **Offer Documents**, the **Offer** is not subject to any conditions.

II
OPPORTUNITY OF THE OFFER

1. The **Offeror** is one of the world's largest mobile communications' company and following the merger of June 30th, 1999 between Vodafone Group Plc and AirTouch Communications Inc, it became the majority shareholder in **VODAFONE TELECEL**, holding about 50.9% of the **Company**'s issued shares. As announced, the **Offeror** currently holds 131,953,205 shares in **VODAFONE TELECEL** which, when added to the 467,019 shares held by the **Company** and to those shares whose voting rights are attributable to it pursuant to paragraph 1 of Article 20 of the **Securities Code**, represent 61.60% of **VODAFONE TELECEL**'s share capital and correspond to 61.52% of the voting rights.

2. According to what **VODAFONE** has indicated in the draft take–over prospectus, the **Offer** will not result in significant changes in the current activity of the Company or in the development strategy currently being followed.

3. In light of the preliminary announcement and the draft launching announcement, the **Offeror** wishes to de–list the shares of the **Company** from the stock exchange, should the **Offeror** hold, as a result of the **Offer**, more than 90% of the voting rights, directly or pursuant to the terms of paragraph 1 of Article 20 of the **Securities Code**.

   Although this may not be positive for the Portuguese capital markets and reduces the financing sources of the **Company**, the Management Board of **VODAFONE TELECEL** considers that such decision will not have a material impact on the financial flexibility of the **Company**.

In fact, having invested more that one billion euros in fixed assets since the end of 1996, **VODAFONE TELECEL** did not need to reinforce its equity capital within such period by way of resorting to share capital increases. Its investments have been financed through its own funds generated by its activities and through loans essentially made, after April 1999, by its majority shareholder.

4. Therefore, since the **Offer** should not result in a material change to the **Company**'s business activity, its development strategy, its human resources policy or its financial flexibility, the **Company**'s Management Board does not deem the **Offer** to be inopportune.

III
OFFER'S PRICE

1. The consideration shall be paid exclusively in cash, in the amount of Euros 8.50 for each share representing the share capital of **VODAFONE TELECEL**; between January 2nd, 2002 and January 10th, 2003 (the last stock exchange trade session before the date on which the **Offeror** announced that it was considering the launching of the **Offer**) the closing price of each **VODAFONE TELECEL** share was as follows:

Vodafone Telecel Close Price (2 Jan. 2002 to 10 Jan. 2003)



10.0
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
Offer Price
Jan-02
Mar-02
Mai-02
Jul-02
Set-02
Nov-02
Jan-03

Source: Bloomberg.

As from the beginning of April 2002 and with the exception of nine of the ten stock market trade sessions between November 29th and December 12th, 2002, the listing prices of **VODAFONE TELECEL**'s shares have continuously been below the price offered as consideration in the **Offer**, which also includes the following premium:

a. 4.2% over the closing price of **Company**'s shares on the stock exchange on January 10th, 2003 (Euros 8.16); and

b. 10.4% and 11.4%, respectively, over the average price on the stock exchange weighted by the number of **Company**'s shares traded during the three and six months preceding (without excluding) January 10th, 2003 (Euros 7.70 and Euros 7.63, respectively).

2. Between January 13th (the date on which the **Offeror** announced that it was considering the launching of the **Offer**) and February 4th, 2003 (the day immediately preceding the preliminary announcement of the **Offer**), the average number of the **Company**'s shares traded in each stock market session was 3.1 times higher than the average amount of shares traded per session during the three months preceding (without excluding) January 10th, 2003, and 3.3 times higher than the average amount of shares traded during the six months preceding that same date.

   Within the above period (between January 13th and February 4th, 2003, the average listing price weighted by the number of shares traded was Euros 8.61, thus exceeding by approximately 1.3% **VODAFONE**'s offer price.

3. Between February 5th and February 17th, 2003 (the date immediately preceding the date of this report), the average number of the **Company**'s shares traded in each stock market session was 3.6 times higher than the average amount of shares traded per session during the three months preceding (without excluding) January 10th, 2003, and 3.9 times higher than the average amount of shares traded during the six months preceding that same date.

   Within the above period (between February 5th and February 17th, 2003), the average stock exchange price weighted by the number of shares traded was of Euros 8.50, thus corresponding to **VODAFONE**'s offer price.

Vodafone Telecel Close Price (10th Jan. 2003 to 17th Feb. 2003)



8.80
8.70
8.60
8.50
8.40
8.30
8.20
8.10
10-Jan
14-Jan
16-Jan
20-Jan
22-Jan
24-Jan
28-Jan
30-Jan
03-Feb
05-Feb
07-Feb
11-Feb
13-Feb
17-Feb
Offer Price = 8,5 Euros

Source: Bloomberg.

IV

OTHER EVALUATION METHODS

1. According to IBES (Institutional Broker's Earnings System), as at February 17th, 2003, the consensus estimate among stock market analysts for **VODAFONE TELECEL**'s earnings before interest, taxes, depreciation and amortisation (EBITDA) for the twelve–month tax year ending on March 31st, 2004 (2003 tax year) is approximately 340.98 million euros.

At the **Offer** price, the value of **VODAFONE TELECEL**'s equity capital would amount to approximately 1,823.5 million euros (Euros 8.5 x 214,532,981 shares corresponding to the total number of shares excluding own shares). Since, as at December 31st, 2002, the net financial indebtedness of the **Company** was approximately 227.6 million euros (232.7 million euros of financial indebtedness less 5.1 million euros of available funds), the value of **VODAFONE TELECEL**'s assets (*enterprise value* or EV) taken into consideration in **Offer** is of approximately 2,051.1 million euros (1,823.5 + 227.6).

From the comparison between **VODAFONE TELECEL**'s EV taken into consideration in the **Offer** and the consensus EBITDA estimate results a multiple of 6.02 (2,051.1 / 340.98 = 6.02).

EV/EBITDA2003 Peer Group Multiple (x)


10.4
7.6
7.5
7.0
6.9
6.9
6.6
6.5
6.1
6.0
5.9
5.9
4.7
3.5
Tele2
TEM
TIM
Weighted Average
Vodafone
Orange
Libertel
Mobistar
Europolitan
Vodafone Telecel*
Panafon
Cosmote
mmO2
Stet Hellas

* At Offer Price.

Source: Goldman Sachs Global Equity Research - February 14, 2003.

The EV/EBITDA multiple that has been taken into consideration in the **Offer** is within the range at which stock of companies of a similar nature have been traded in the stock market, even though the multiple reflected by the **Offer** falls below the weighted average multiple of those companies set forth above (as indicated in the chart above). If we apply the above mentioned weighted average multiple of companies of a similar nature the value of each **VODAFONE TELECEL** share is Euros 10.06 ((340.98 million euros EBITDA x 7.0 average multiple of companies of similar nature – 227.6 million euros of net financial indebtedness) / 214,532,981 shares corresponding to the total number of shares excluding own shares).

In general the EV/EBITDA multiple at which the **Company** shares have been traded on the stock market in the past has been lower than the market's average, even though such difference has been reducing.

2. To the Management Board's best knowledge according to the information made available to **VODAFONE TELECEL**, the price targets for the **Company**'s shares estimated by the main market analysts studying **VODAFONE TELECEL** before the announcement of the possible launching of the **Offer** reflect a wide range, varying from a maximum value of Euros 14.50 to a minimum value of Euros 7.14 – the average value being approximately Euros 10.08.

3. The most recent internal evaluations of **VODAFONE TELECEL** using the discounted cash flows' method and based upon the internal economic and financial forecasts usually produced by the **Company** indicate in the generality of the scenarios a value per share higher than the price offered by the **Offeror**. These internal evaluations, based upon mere forecasts, shall only be valid to the extent that the respective assumptions on which they are based are, in time, confirmed, and are thus mere indicative information for internal use that cannot be construed as being a guarantee of results.

4. In the following table, a set of evaluation reference figures concerning the **Company**'s shares is summarised, determined in accordance with the criteria indicated in the previous paragraphs of the present report:

Reference figures	Euros/Share
Recent Evolution of Price	
Average weighted price on the stock exchange in the 6 months preceding 10/01/2003	7.63
Average weighted price on the stock exchange in the 3 months preceding 10/01/2003	7.70
Closing price on the stock exchange on 10/01/2003	8.16
Average weighted price on the stock exchange between 13/01/03 and 04/02/2003	8.61
Average weighted price on the stock exchange between 05/02/03 and 17/02/2003	8.50
Market Multiple	
Estimated value based upon the average multiple of companies of a similar nature*	10.06
Analysts' Price Target	
Price target's average value of market analysts*	10.08

* The reference figures indicated above – which accuracy, as reference values, depend upon confirmation of the respective assumptions – are the exclusive responsibility of the entities that have produced them and the fact that they are mentioned in the present report shall not be understood as their ratification by the Management Board.

Sources: those referred to in this Report.

VODAFONE TELECEL's Management Board believes that the **Offer**'s price should also be considered in light of the several methods and criteria outlined in this Section IV.

V
OTHER ASSESSMENT ASPECTS

Even though they are likely to have been already taken into account by the different evaluation methods and criteria, there are some elements that should be pointed out for analysis by the Shareholders:

a. the risk of considerable decrease of liquidity of the **Company**'s shares after the completion of the **Offer**;
b. the significant instability that currently affects capital markets;
c. the high level of penetration already reached by mobile telecommunication services in Portugal;
d. the relevance of regulatory measures for the determination of business profitability;
e. the additional growth prospects for the mobile communications market arising from data services;
f. the uncertainty about the level of investments required for the introduction of new technologies;
g. the aggressive competition currently existing in the market and the expectations regarding its future development; and
h. the evolution of the country's economy and its possible consequences in the use of mobile communications services.

VI
CONCLUSION

In light of the above, the Management Board of **VODAFONE TELECEL** does not deem the **Offer** inopportune and considers that the **Offer**'s price results in a bonus when compared to the prices on the stock exchange prior to the announcement of the possible launching of the **Offer** even though the **Offer**'s price falls below the average price per share determined in accordance with the different evaluation methods and criteria commonly used and referred to above.

THE MANAGEMENT BOARD OF VODAFONE TELECEL

Lisbon, February 18th, 2003